AMENDMENT TO THE
                               CUSTODIAN AGREEMENT


     AMENDMENT entered into as of this 29th day of September, 1997 to the Custodian Agreement among Scudder Global Fund, Inc. (the "Fund") and BROWN BROTHERS HARRIMAN & CO. (the "Custodian") dated as of March 7, 1995 (the "Agreement").

     In consideration of the mutual covenants herein contained, the Fund and the Custodian agree that the Agreement is hereby amended as follows:

     1. The first paragraph of Section 2.13, Bank Accounts, is replaced in its entirety with the following:

     "The Custodian shall open and operate one or more accounts in the name of the Fund, subject only to draft or order by the Custodian, and to hold in such account or accounts all deposits denominated in U.S. and foreign currency, received for the account of the Fund, other than deposits with Banking Institutions held in accordance with the last paragraph of this Section 2.13. The responsibilities of the Custodian to the Fund for deposits accepted on the Custodian's books and denominated in U.S. currency shall be that of a U.S. bank for a similar deposit. The obligation of the Custodian for any deposit denominated in any foreign currency shall have the benefit of and be subject to the provisions of the last paragraph of Section 5.1(b) hereof, and accordingly in the event and to the extent the Custodian shall be unable to make payment in the currency in which a certain deposit is denominated due to an act of God, sovereign event or other factor beyond its control, the Custodian's obligation to pay the Fund in respect of such foreign currency obligation shall be deferred or relieved until and to the extent the Custodian is able to make payment in such currency and accordingly shall not be payable on demand in U.S. currency."

     2. Section 2.14, Interest-Bearing Deposits, is amended by the addition of the following paragraph at the end of the present Section:

     "The obligation of the Custodian for any interest-bearing deposit denominated in any foreign currency shall have the benefit of and be subject to the provisions of the last paragraph of Section 5.1(b) hereof, and accordingly in the event and to the extent the Custodian shall be unable to make payment in
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the currency in which a certain deposit is denominated due to an act of God, sovereign event or other factor or event beyond its control, the Custodian's obligation to pay the Fund in respect of such foreign currency obligation shall be deferred or relieved until and to the extent the Custodian is able to make payment in such currency and accordingly shall not be payable on demand in U.S. currency."

     Except as amended above, all the provisions of the Agreement as heretofore in effect shall remain in full force and effect.


     IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first set forth above.


/s/David S. Lee
-------------------------
Name:  David S. Lee
Title:  Vice President



BROWN BROTHERS HARRIMAN & CO.


/s/Stokley P. Towles
--------------------------
Name:    Stokley P. Towles
Title:   Partner